August 2, 2006

Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:      Request for Extension of Response Time to Mr. Rosenberg’s July 5, 2006 Comment Letter on the Alkermes, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 (File No. 001-14131).

Dear Mr. Rosenberg:
We are requesting a further extension of time to file our complete response on the above-referenced matter. We have committed to respond not later than Friday August 11, 2006, in lieu of the initial requirement for filing by Wednesday, July 19, 2006. We attempted to contact Mr. Oscar M. Young Jr. yesterday by telephone and e-mail to discuss this request, however, our attempts were unsuccessful. In addition, a call to Ms. Tabatha Akins today indicated she was out of the office for the remainder of the week.
We would appreciate the extension, which will allow us to formulate more thorough responses to the SEC comments. If you have any questions with regard to this correspondence, please contact me at (617) 583-6127.

Sincerely,

/s/ James M. Frates
James M. Frates
Chief Financial Officer